Mail Stop 0511

November 23, 2004

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

> **RE: Cancer Therapeutics, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-119915**

Dear Dr. Oldham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the registration statement covers the resale of all of the Cancer Therapeutics, Inc.'s outstanding securities. Your offering appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters. Revise your disclosure throughout the prospectus accordingly.

2. A currently dated consent of the independent accountants should be included in any amendment to the registration statement.

Prospectus Summary

3. Clarify, if true, that the information contained on your website does not constitute part of the prospectus.

4. Please add disclosure addressing the company's going concern qualification, its accumulated deficit of $2,726,721, the fact that it has negative working capital, negative cash flows from operations, minimal revenues, and recurring operating losses.

Summary Financial Data

5. Update the summary financial data.

6. A column should be added to include financial information for the most recent period reported (i.e., quarter ended 8/31/04). Please revise.

7. Correct the reference to working capital of $77,997. The company has a deficit in working capital of nearly $600,000 at May 31, 2004 and at August 31, 2004.

Risk Factors

8. Your risk factor subheadings are not visually distinctive from the general text. We suggest you use bold-faced type or number the risk factors to clearly indicate the subheadings.

9. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, the subheading for risk factor 1 merely states the fact the company has a limited operating history. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English Handbook – How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

10. Please revise your risk factors to so that each discusses a material risk to your potential shareholders. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Cancer Therapeutics, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses.   The following risk factors should be revised, deleted or moved to another section of the prospectus as appropriate:

- "We Have a Limited Operating History"
- "We Are Heavily Dependent Upon Our Key Personnel . . ."
- "You May Not Agree With The Decisions of Our Management Team"
- "We Are Susceptible to Increased Operating Costs"
- "Our Value Can Be Negatively Affected . . ."
- "A Purchase of Our Shares is a Speculative . . ."
- "You May Lack Liquidity . . ."

11. To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed would have a material adverse effect on your business, income, financial condition, and/or operating results or your business may be harmed. For example, see the third risk factor. Instead, replace this language with specific disclosure of how your business, financial condition, and/or operating results would be affected.

12. Please do not bundle risk factors. The ninth risk factor, for example, discusses six specific risks. You must devote separate narratives to each specific "operating risk" affecting your company.

13. In the first risk factor, clarify your disclosure referencing "any other business venture." What type of "business venture" does the company contemplate?

14. Since there is no market for your securities, please remove the comparisons and references to the Nasdaq in the thirteenth risk factor.

Management's Discussion and Analysis

15. We believe your MD&A section could benefit from an "Overview" section that offers investors an introductory understanding of Cancer Therapeutics, Inc. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earn intends to earn revenue and income; and insight into material opportunities, challenges, risks, and material trends and uncertainties. Consider providing an "Overview" section that includes an introduction of the industry-wide factors that management views as most relevant to the company. Finally, and to the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-B.

16. Please discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition,

revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to the guidance of Item 303(c) of Regulation S-B.

17. Please correct the impression given hereunder and in the Business section that the company "is a U.S. producer and provider of treatments for cancer. . .". The company is merely in the research stage and has minimal revenues of any kind.

18. Concerning what revenues that have been earned, indicate what kind of revenues and their source. Disclose any concentration of revenues from one or a few sources.

19. Indicate on page nine if the bad debt write-offs included material related party obligations.

20. Define "other project-based contract personnel".

Results of Operations

21. Please provide the disclosure required by Item 303(b)(2).

22. Throughout this section you frequently identify one or more factors or events that contributed to a material change, but do not quantify the portion of the change that was attributable to each specific factor or event. For example, for the years ended May 31, 2004 compared to year ended May 31, 2003, you merely conclude that the decrease in bad debts expense was due to several large loans being written off during the fiscal year ended May 31, 2003. Revise your disclosure throughout to present quantitative information about the factors you identify as contributors to material changes. See section III.D of Release 33-6833.

23. Discussion in this section should be expanded to include a comparative analysis for the quarters ended 8/31/04 and 8/31/03. Refer to Item 303(b)(2) of Regulation S-B. Please revise.

24. Under "Bad Debt Expense" discussion should be expanded to provide detail of the large loans written off during the fiscal year ended 5/31/04. This description for each should include the nature and content of the loan, to whom it was made, the amount and the reason(s) it was written off in light of your dependency on future fundraising efforts to provide the minimum capital.

25. Under "General and Administrative Expenses" discussion should be expanded to clarify which expenses decreased with a comparative analysis explaining the underlying reason(s) for each substantive change.

26. Under "Professional Fees", expand discussion to indicate how accounting services and legal fees incurred during fiscal year ended 5/31/03 were classified on the statement of operations. Otherwise, state why none were incurred during this period.

Liquidity and Capital Resources

27. The financial condition of this company is dire; it is essentially insolvent, with defaulted loans, Internal Revenue problems and substantial deficits in working capital and net worth. This section should be completely revised accordingly and updated through at least the latest balance sheet presented.

28. Remove the reference to "business cash flows" as there are only deficit cash flows.

29. Disclosure in this section should be updated to include the most recent interim period reported.

30. This section should be expanded to address the impact the write-off of loans during the fiscal year ended 5/31/03 had on your liquidity and availability of capital.

Business

31. Please revise the disclosure in this section and throughout your registration statement to clarify the current status of your operations. Your description of the products, services, and business of your company consists of a general overview of the company's biotherapy approaches but does little to provide a potential investor with a clear understanding of your business, how it operates, and how you achieve revenue. Please revise your disclosure to provide a greater discussion of the business Cancer Therapeutics, Inc. that is tailored toward giving a potential investor an accurate sense of how the business operates and whether all of the company's biotherapy approaches are currently being offered to the market or, instead, are still in their development stage.

The Business of Cancer Therapeutics

32. Much of the disclosure in this section of the prospectus, in many respects, appears promotional, rather than factual, and should be revised to remove all promotional statements. We specifically direct your attention to the disclosure, for example, referencing your company as an '"experienced U.S. producer . . ." (page 10) and to the statement that biotherapy is a "promising treatment" (page 11.

33. Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then the company must

adopt the information as the company's own or provide a consent for its' use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the following. This is not an exhaustive list.

- the statement that "[o]ver the past two decades, the acceptance of biotherapy treatment among oncologists and cancer patients has dramatically increased" (page 10);
- the statement that "[b]iotherapy is recognized as an exceptional treatment . . . ." (page 10);
- the statement that "[s]ince 1980, a fourth modality, biotherapy . . . ."(page 10);
- the statement that "[w]e believe that biotherapy offers the best opportunity for truly specific and effective cancer treatments . . . ." (pages 10-11);
- the statement that "[t]he reinfusion of these activated cells can influence the status of the immune system in a positive way and help eradicate the disease . . . ." (page 11);
- the disclosure regarding the lifecycle for the developmental process of Tumor Derived Activated Cells (page 11);
- the statement that "cellular technologies have excelled where chemotherapy surgery, and radiation therapies have traditionally had limited success" (page 11);
- the percentages referenced in the disclosure regarding conventional cancer treatment modalities (page 12);
- the majority of the disclosure contained in the "Biotherapy Treatment" subsection particularly that which cites statistics attributed to the National Institute of Cancer and the American Cancer Society (page 12);
- the disclosure in the first two paragraphs of the "Annual Tarket Market" subsection (page 12);
- the disclosure in the first paragraph of the "Strategy" subsection (pages 13-14)

Technology

34. On page 11, please elaborate on the statement that "[c]ertain activated cells play a major role in the battle against cancer and methodologies are being developed to activate and expand a patient's own immune cells outside the body . . . ."

Services

35. We note disclosure referencing "specialized proprietary processes." Please elaborate on the proprietary nature of your services and technology. If necessary, please devote a separate section of the prospectus to this disclosure.

36. Please disclose the timeframe associated with the lifecycle for the developmental process of Tumor Derived Activated Cells on page 11.

37. Please provide a greater discussion of patient-specific vaccines on page 11. Currently, the disclosure does not address whether this service is available to the market. If it is not, then please disclose the steps that are being taken to bring the service to market.

Biotherapy Treatment

38. On page 12, disclosure references a "diagram," however, no diagrams appear in the prospectus. Please revise or advise.

Competition

39. We note reference to the company's "strategic location." Please elaborate on the factors that make the company's location "strategic" and how the company believes it can differentiate itself from its competition based upon its location.

40. Specifically disclose how the company intends to expand its marketing networks and how it intends to establish a national presence for its services.

41. Please disclose the source of the information regarding your competitors Xcyte Therapies, Inc., Antigenics, Inc., AVAX Technologies, Inc., Intracel Corporation, and Cryoma Laboratories. We may have further comment.

Governmental Approval

42. Please expand your disclosure regarding governmental approval of your products and services. Please disclose the costs and timeframes associated for achieving FDA approval for INDs 2792, 6533, 8725. Also, explain how the failure to possess FDA approval impacts your operations, financially and otherwise.

Directors, Executive Officers, and Control Persons

43. We note that Dr. Oldham serves as a scientific consultant to Xcyte Therapies -- one of the company's competitors. Please disclose all potential conflicts of interest and the steps management intends to takes to minimize the conflicts.

44. The business experience of each management member for at least the past 5 years should include the name of the entity with whom the position was held and the business of the entity. Please revise.

45. John D. Thomas appears to be a significant employee, based on the information filed as exhibit 10.2, and subject to Item 401(b) of Regulation S-B and/or counsel required to be named pursuant to Item 509. Please include the required disclosure.

Certain Relationships and Related Transactions

46. Please reconcile the disclosure here with that contained in Note 7 to the financial statements. Also, indicate any obligations in default.

47. Please further describe the nature and extent of Industrial Management & Equity Limited's services in connection with the "financial advisory agreement" and the sale of securities to the entity on September 20, 2004.

48. The "amounts owed" in each of the transactions discussed hereunder should be quantified.

49. Since common shares were sold for cash on 5/20/04 at $0.375 per share, in a supplemental note explain the basis for valuing 1.3 million shares issued to your corporate counsel at $0.05 per share on 5/10/04. In this connection, explain how the valuations of shares issued in September 2004 were determined. Please indicate the value of shares issued on 9/15/04 and 9/20/04. We note that each of these was a related party transaction. Also, for the 1 million shares issued to your Chief Financial Officer, explain what the "engagement of accounting services" consisted of considering that is the general basis of his employment. Confirm that all expenses were recorded during the period incurred. We may have further comment after reviewing your response.

Market for Common Equity . . .

50. Revise the reference to the date of the registration statement. Registration statements do not carry a date.

Security Ownership of Certain Beneficial. . .

51. Footnote (4) to the table should disclose the control person(s) of Healthcare Enterprise Group as the ultimate beneficial owner(s) of the 400,000 shares.

Plan of Distribution

52. Disclose the expenses paid to date and to be paid by the company on shareholders' behalf. Explain where the cash expenses will come from given the very limited cash balance on the company's balance sheet. State the cash balance on the company's books at the latest practicable date.

53. Revise the disclosure hereunder in accordance with our comment # 1.

Legal Proceedings

54. Update the disclosure to the latest practicable date.

Disclosure of Commission Position on Indemnification . . .

55. The two-page legal and boiler-plate language is unnecessary and off-putting. Please limit it to the plain-english effects of the provisions and the Commission position.

Statements of Operations, page F-5

56. Disclose in a footnote detail of those material accounts and loans receivable amounts as of 5/31/03 and 5/31/04 that have been deemed uncollectible by management and written off, and indicate the reason(s) why. We note that there were no accounts or loans receivable recorded as of fye 5/31/04 and the quarter ended 8/31/04.

Note 2 – Significant Accounting Policies
d. Revenue recognition policy, page F-8

57. According to information provided on page 10 of the Business section, you provide biotherapy services to patients on a "fee-for-service" basis (i.e., recognizing revenue as services are performed) - however, more information is needed about the services provided. Please explain to us the specific nature of these services in a representative engagement from contract signing to completion of the contract. In addition, indicate at what point the contract is completed. It appears that you recognize revenue on a cost-to-cost basis (as allowed under SOP 81-1). Please confirm supplementally. We may have further comment after reviewing your response.

58. Considering the significant amount of revenues recorded during fye 2003 and 2004, supplementally explain the absence of accounts receivables recorded during these periods.

Notes 7 and 8 – Notes Payable – Related Parties and Notes Payable, page F-12

59. For the notes in default, disclose whether payment on the outstanding amounts have been extended and if so, for how long. In this connection, disclose any action to foreclose by the holders. This comment also applies to notes in the interim financial statements. Please revise.

Interim financial statements
Balance Sheet, page F-16

60. Correct the typographical error made on the amount of cash and cash equivalent as of 8/31/04.

Part II – Information Not Required in Prospectus

Exhibits
Legality Opinion

61. Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution, and reported decisions interpreting those laws.

62. Revise the legality opinion to indicate that the common stock that is the subject of this resale registration statement is <u>currently</u> legally issued, fully paid, and non-assessable.

Signatures

63. Please have the principal accounting officer sign in this capacity.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 942-2791, or to Don Rinehart who supervised the review of your filing, at (202) 942-4622.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Kenneth Denos, Esq.
     801-816-2599 (facsimile)